HOLDINGS, INC.

September 6, 2013

VIA EDGAR AND FACSIMILE

Sherry Haywood

Staff Attorney

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Originally filed June 25, 2013 (File No. 333-189587)

Dear Ms. Haywood:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 PM Pacific Time on September 9, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify Ms. Jaime D. Brennan of Squire Sanders (US) LLP, counsel to the Company, at (602) 528-4057 upon acceleration of effectiveness of the Registration Statement.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Name:	Lane J. Castleton
Title:	Chief Accounting Officer, Chief Financial
Officer, Vice President and Treasurer

cc:	Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251
Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com